UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number: Date examination completed:

811-05702                                         September 27, 2002

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

FBR American Gas Index Fund, Inc.
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4. Address of principal executive office (number,street,city,state,zip code):

4922 Fairmont Avenue
Bethesda, MD 20814
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                INDEPENDENT AUDITORS REPORT



To the Audit Committee of the
Board of Directors/Trustees of
FBR American Gas Index Fund, Inc.


We have examined management s assertion about FBR American Gas Index Fund, Inc. s (the Fund ) compliance with the requirements for subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act ) as of September 27, 2002, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds compliance with those requirements. Our responsibility is to express an opinion on management s assertion about the Funds compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 27, 2002, and with respect to agreement of security purchases and sales, for the period from March 31, 2002 (the date of the last examination) through September 27, 2002:

      Confirmation of all securities held by FBR National Bank & Trust, formerly Rushmore Trust and Savings, FSB (the Bank ) in book entry form for the account of the Fund;

      Confirmation from the Bank that the securities held for the account of the Fund were held for the account of the Bank by the Mellon Bank N.A.
      ( Mellon ), as agent for the Bank;

      Confirmation with Mellon of all securities held by Mellon in book entry form for the account of the Bank;

      Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund s records;

      Reconciliation of all such securities to the books and records of the Bank and the Fund;

      Agreement of selected security purchases and security sales since our last report from the books and records of the Fund to broker confirmations.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.



To the Audit Committee of the
Board of Directors/Trustees of
FBR American Gas Index Fund, Inc.
Page Two




In our opinion, management s assertion that FBR American Gas Index Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 27, 2002, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.


This report is intended solely for the information and use of management of FBR American Gas Index Fund, Inc., the Audit Committee of the Board of Directors/Trustees and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




                                                            TAIT, WELLER & BAKER

Philadelphia, Pennsylvania
November 22, 2002



Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


We, as members of management of the FBR American Gas Index (the Fund ), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 27, 2002 and from March 31, 2002 (the date of the last examination) through September 27, 2002. Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 27, 2002 and from March 31, 2002 (the date of the last examination) through September 27, 2002 with respect to securities reflected in the investment accounts of the FBR Family of Funds.

November 22, 2002
Bethesda, MD


David H. Ellison
President of the Board


Susan L. Silva
Vice President and Controller